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                             September 21, 2023

       Min Jiang
       Chief Executive Officer
       SIPP International Industries, Inc.
       69 Waterfall Blvd, The Ponds
       Sydney, NSW 2769, Australia

                                                        Re: SIPP International
Industries, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed September 6,
2023
                                                            File No. 333-271830

       Dear Min Jiang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed September 6, 2023

       Cover Page

   1. We note the disclosure throughout your prospectus about the Trial Measures and Articles and that you indicate
that you are not required to obtain approval or clearance from the
                                                        CSRC. Please revise
your disclosure to clarify whether you are relying on an opinion of counsel in determining
that you are not required to obtain approval or clearance from the
                                                        CSRC and, if so,
identify counsel and file its consent. Please make similar revisions elsewhere that you
discuss approval by the CSRC, such as your risk factors and cover page.
   2. We note the disclosure throughout your prospectus that "The Company is of the belief that the expenses of
engaging PRC counsel would be unduly burdensome on the Company,
 Min Jiang
SIPP International Industries, Inc.
September 21, 2023
Page 2
       and thus, the Company has not sought to engage PRC counsel to obtain an additional
       opinion pertaining to the Company   s understanding of all required
approvals and
       permission to operate [y]our business." If true, please revise to disclose that your determination not to obtain the advice of counsel is based on a risk-based analysis and include a related risk factor disclosure. Please revise to explicitly address the consequences to your investors specifically if you do not receive or maintain the necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required or applicable laws, regulations or interpretations change and you are required to obtain such permissions in the future.
Exhibits

3. We note your response to prior comment 6 and reissue the comment. In this regard, we note that Exhibit 3.3 is still not a single complete copy of your articles. As required by
       Item 601(b)(3) of Regulation S-K, please file a complete copy of your Articles and
       Incorporation and bylaws as amended to date.

General

4. It appears that you revised the disclosure in the fifth paragraph on page 58 in response to the last bullet point of prior comment 7. However, the disclosure in the sixth paragraph on page 24 about material weaknesses is still not consistent with the disclosure in the fourth paragraph on page 58 about material weaknesses. Please advise or revise accordingly.
       You may contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.




                                                              Sincerely,
FirstName LastNameMin Jiang
                                                              Division of
Corporation Finance
Comapany NameSIPP International Industries, Inc.
                                                              Office of
Manufacturing
September 21, 2023 Page 2
cc:       Matthew McMurdo
FirstName LastName